UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 AMENDMENT NO. 2

                            Interpharm Holdings, Inc.

 ------------------------------------------------------------------------------
                                (Name of Company)

                          Common Stock, $0.01 par value

 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    460588106

 ------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

           Joan P. Neuscheler                          Gloria M. Skigen
 Tullis-Dickerson Capital Focus III, L.P.     Law Offices of Gloria M. Skigen
 c/o Tullis-Dickerson Partners III, L.L.C.        51 Boulder Brook Drive
       Two Greenwich Plaza, 4th Fl.                 Stamford, CT 06830
           Greenwich, CT 06830                         (203)861-1717
            (203) 629-8700




                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 28, 2008



                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent. * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

                                 SCHEDULE 13D/A

--------------------------------------------------------------------------------
CUSIP NO.      460588106                               PAGE 2 OF 14 PAGES
--------------------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Tullis-Dickerson Capital Focus III, L.P. IRS # 06-1621801
-------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [x]
                                                                    (b) [ ]

-------------------------------------------------------------------------------
     3     SEC USE ONLY

-------------------------------------------------------------------------------
     4     SOURCE OF FUNDS*

           WC
-------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]

-------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware, United States of America
-------------------------------------------------------------------------------
                  7      SOLE VOTING POWER

                         0
                 ---------------------------------------------------------------
 NUMBER OF        8      SHARED VOTING POWER
 SHARES
 BENEFICIALLY            568,647 shares of Common Stock;
 OWNED BY
 EACH                    2,281,914 shares of Common Stock issuable upon exercise
 REPORTING               of the Amended and Restated Warrants;
 PERSON WITH
                         10,526,316 shares of Common Stock issuable upon conversion of the Series D-1 Preferred Stock;

                         877,194 shares of Common Stock issuable upon conversion of the Convertible Notes; and

                         307,017 shares of Common Stock issuable upon
                         conversion of the Note Warrants (1)
                 ---------------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER

                         0
                 ---------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         568,647 shares of Common Stock;

                         2,281,914 shares of Common Stock issuable upon exercise of the Amended and Restated Warrants; and

                         10,526,316 shares of Common Stock issuable upon conversion of the Series D-1 Preferred Stock;

                         877,194 shares of Common Stock issuable upon conversion of the Convertible Notes; and

                         307,017 shares of Common Stock issuable upon
                         conversion of the Note Warrants (1)
--------------------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                         568,647 shares of Common Stock;

                         2,281,914 shares of Common Stock issuable upon exercise of the Amended and Restated Warrants; and

                         10,526,316 shares of Common Stock issuable upon conversion of the Series D-1 Preferred Stock;

                         877,194 shares of Common Stock issuable upon conversion of the Convertible Notes; and

                         307,017 shares of Common Stock issuable upon
                         conversion of the Note Warrants (1))
-------------------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                [ ]
-------------------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           18.2% (see Item 5)(1)
-------------------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON*

           PN
-------------------------------------------------------------------------------

----------------
(1) Does not include shares of Common Stock (including shares of Common Stock and shares of Common Stock issuable upon the conversion of preferred stock and exercise of warrants and options) held by parties to the Irrevocable Proxy Agreement other than the Reporting Persons, as discussed in Item 4 of the Amendment No. 1.

                                 SCHEDULE 13D/A

--------------------------------------------------------------------------------
CUSIP NO.      460588106                               PAGE 3 OF 14 PAGES
--------------------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Tullis-Dickerson Partners III, L.L.C. IRS # 06-1621800
--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [x]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
     3     SEC USE ONLY

--------------------------------------------------------------------------------
     4     SOURCE OF FUNDS*

           AF
--------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]

--------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware, United States of America
--------------------------------------------------------------------------------
                  7      SOLE VOTING POWER

                         0
                 ---------------------------------------------------------------
 NUMBER OF        8      SHARED VOTING POWER
 SHARES
 BENEFICIALLY            568,647 shares of Common Stock;
 OWNED BY
 EACH                    2,281,914 shares of Common Stock issuable upon exercise
 REPORTING               of the Amended and Restated Warrants;
 PERSON WITH
                         10,526,316 shares of Common Stock issuable upon conversion of the Series D-1 Preferred Stock;

                         877,194 shares of Common Stock issuable upon conversion of the Convertible Notes; and

                         307,017 shares of Common Stock issuable upon
                         conversion of the Note Warrants (1)
                 ---------------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER

                         0
                 ---------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         568,647 shares of Common Stock;

                         2,281,914 shares of Common Stock issuable upon exercise of the Amended and Restated Warrants; and

                         10,526,316 shares of Common Stock issuable upon conversion of the Series D-1 Preferred Stock;

                         877,194 shares of Common Stock issuable upon conversion of the Convertible Notes; and

                         307,017 shares of Common Stock issuable upon
                         conversion of the Note Warrants (1)
 ------------------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                         568,647 shares of Common Stock;

                         2,281,914 shares of Common Stock issuable upon exercise of the Amended and Restated Warrants; and

                         10,526,316 shares of Common Stock issuable upon conversion of the Series D-1 Preferred Stock;

                         877,194 shares of Common Stock issuable upon conversion of the Convertible Notes; and

                         307,017 shares of Common Stock issuable upon
                         conversion of the Note Warrants (1)
--------------------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                [ ]
--------------------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           18.2% (see Item 5)(1)
--------------------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON*

           OO
--------------------------------------------------------------------------------

-----------------------
(1) Does not include shares of Common Stock (including shares of Common Stock and shares of Common Stock issuable upon the conversion of preferred stock and exercise of warrants and options) held by parties to the Irrevocable Proxy Agreement other than the Reporting Persons, as discussed in Item 4 of the Amendment No. 1.

                                 SCHEDULE 13D/A

--------------------------------------------------------------------------------
CUSIP NO.      460588106                               PAGE 4 OF 14 PAGES
--------------------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Joan P. Neuscheler
--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [x]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
     3     SEC USE ONLY

--------------------------------------------------------------------------------
     4     SOURCE OF FUNDS*

           AF
--------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]

--------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
--------------------------------------------------------------------------------
                  7      SOLE VOTING POWER

                         0
                 ---------------------------------------------------------------
 NUMBER OF        8      SHARED VOTING POWER
 SHARES
 BENEFICIALLY            568,647 shares of Common Stock;
 OWNED BY
 EACH                    2,281,914 shares of Common Stock issuable upon exercise
 REPORTING               of the Amended and Restated Warrants;
 PERSON WITH
                         10,526,316 shares of Common Stock issuable upon conversion of the Series D-1 Preferred Stock;

                         877,194 shares of Common Stock issuable upon conversion of the Convertible Notes; and

                         307,017 shares of Common Stock issuable upon
                         conversion of the Note Warrants (1)
                 ---------------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER

                         0
                 ---------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         568,647 shares of Common Stock;

                         2,281,914 shares of Common Stock issuable upon exercise of the Amended and Restated Warrants; and

                         10,526,316 shares of Common Stock issuable upon conversion of the Series D-1 Preferred Stock;

                         877,194 shares of Common Stock issuable upon conversion of the Convertible Notes; and

                         307,017 shares of Common Stock issuable upon
                         conversion of the Note Warrants (1)
-------------------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                         568,647 shares of Common Stock;

                         2,281,914 shares of Common Stock issuable upon exercise of the Amended and Restated Warrants; and

                         10,526,316 shares of Common Stock issuable upon conversion of the Series D-1 Preferred Stock;

                         877,194 shares of Common Stock issuable upon conversion of the Convertible Notes; and

                         307,017 shares of Common Stock issuable upon
                         conversion of the Note Warrants (1)
--------------------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                [ ]
--------------------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           18.2% (see Item 5)(1)
--------------------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

-----------------------
(1) Does not include shares of Common Stock (including shares of Common Stock and shares of Common Stock issuable upon the conversion of preferred stock and exercise of warrants and options) held by parties to the Irrevocable Proxy Agreement other than the Reporting Persons, as discussed in Item 4 of the Amendment No. 1.

                                 SCHEDULE 13D/A

--------------------------------------------------------------------------------
CUSIP NO.      460588106                               PAGE 5 OF 14 PAGES
--------------------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           James L.L. Tullis
--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [x]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
     3     SEC USE ONLY

--------------------------------------------------------------------------------
     4     SOURCE OF FUNDS*

           AF
--------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]

--------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
--------------------------------------------------------------------------------
                  7      SOLE VOTING POWER

                         0
                 ---------------------------------------------------------------
 NUMBER OF        8      SHARED VOTING POWER
 SHARES
 BENEFICIALLY            568,647 shares of Common Stock;
 OWNED BY
 EACH                    2,281,914 shares of Common Stock issuable upon exercise
 REPORTING               of the Amended and Restated Warrants;
 PERSON WITH
                         10,526,316 shares of Common Stock issuable upon conversion of the Series D-1 Preferred Stock;

                         877,194 shares of Common Stock issuable upon conversion of the Convertible Notes; and

                         307,017 shares of Common Stock issuable upon
                         conversion of the Note Warrants (1)
                 ---------------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER

                         0
                 ---------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         568,647 shares of Common Stock;

                         2,281,914 shares of Common Stock issuable upon exercise of the Amended and Restated Warrants; and

                         10,526,316 shares of Common Stock issuable upon conversion of the Series D-1 Preferred Stock;

                         877,194 shares of Common Stock issuable upon conversion of the Convertible Notes; and

                         307,017 shares of Common Stock issuable upon
                         conversion of the Note Warrants (1)
------------------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                         568,647 shares of Common Stock;

                         2,281,914 shares of Common Stock issuable upon exercise of the Amended and Restated Warrants; and

                         10,526,316 shares of Common Stock issuable upon conversion of the Series D-1 Preferred Stock;

                         877,194 shares of Common Stock issuable upon conversion of the Convertible Notes; and

                         307,017 shares of Common Stock issuable upon
                         conversion of the Note Warrants (1)
--------------------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                [ ]
 -------------------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           18.2% (see Item 5)(1)
 -------------------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON*

           IN
 -------------------------------------------------------------------------------

 -----------------------

 (1) Does not include shares of Common Stock (including shares of Common Stock and shares of Common Stock issuable upon the conversion of preferred stock and exercise of warrants and options) held by parties to the Irrevocable Proxy Agreement other than the Reporting Persons, as discussed in Item 4 of the Amendment No. 1.

                                 SCHEDULE 13D/A

--------------------------------------------------------------------------------
CUSIP NO.      460588106                               PAGE 6 OF 14 PAGES
--------------------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Thomas P. Dickerson
--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [x]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
     3     SEC USE ONLY

--------------------------------------------------------------------------------
     4     SOURCE OF FUNDS*

           AF
--------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]

--------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
--------------------------------------------------------------------------------
                  7      SOLE VOTING POWER

                         0
                 ---------------------------------------------------------------
 NUMBER OF        8      SHARED VOTING POWER
 SHARES
 BENEFICIALLY            568,647 shares of Common Stock;
 OWNED BY
 EACH                    2,281,914 shares of Common Stock issuable upon exercise
 REPORTING               of the Amended and Restated Warrants;
 PERSON WITH
                         10,526,316 shares of Common Stock issuable upon conversion of the Series D-1 Preferred Stock;

                         877,194 shares of Common Stock issuable upon conversion of the Convertible Notes; and

                         307,017 shares of Common Stock issuable upon
                         conversion of the Note Warrants (1)
                 ---------------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER

                         0
                 ---------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         568,647 shares of Common Stock;

                         2,281,914 shares of Common Stock issuable upon exercise of the Amended and Restated Warrants; and

                         10,526,316 shares of Common Stock issuable upon conversion of the Series D-1 Preferred Stock;

                         877,194 shares of Common Stock issuable upon conversion of the Convertible Notes; and

                         307,017 shares of Common Stock issuable upon
                         conversion of the Note Warrants (1)
-------------------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                         568,647 shares of Common Stock;

                         2,281,914 shares of Common Stock issuable upon exercise of the Amended and Restated Warrants; and

                         10,526,316 shares of Common Stock issuable upon conversion of the Series D-1 Preferred Stock;

                         877,194 shares of Common Stock issuable upon conversion of the Convertible Notes; and

                         307,017 shares of Common Stock issuable upon
                         conversion of the Note Warrants (1)
--------------------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                [ ]
--------------------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           18.2% (see Item 5)(1)
--------------------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

-----------------------
(1) Does not include shares of Common Stock (including shares of Common Stock and shares of Common Stock issuable upon the conversion of preferred stock and exercise of warrants and options) held by parties to the Irrevocable Proxy Agreement other than the Reporting Persons, as discussed in Item 4 of the Amendment No. 1.

                                 SCHEDULE 13D/A

--------------------------------------------------------------------------------
CUSIP NO.      460588106                               PAGE 7 OF 14 PAGES
--------------------------------------------------------------------------------

     1     NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Lyle A. Hohnke
--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [x]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
     3     SEC USE ONLY

--------------------------------------------------------------------------------
     4     SOURCE OF FUNDS*

           AF
--------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]

--------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
--------------------------------------------------------------------------------
                  7      SOLE VOTING POWER

                         0
                 ---------------------------------------------------------------
 NUMBER OF        8      SHARED VOTING POWER
 SHARES
 BENEFICIALLY            568,647 shares of Common Stock;
 OWNED BY
 EACH                    2,281,914 shares of Common Stock issuable upon exercise
 REPORTING               of the Amended and Restated Warrants;
 PERSON WITH
                         10,526,316 shares of Common Stock issuable upon conversion of the Series D-1 Preferred Stock;

                         877,194 shares of Common Stock issuable upon conversion of the Convertible Notes; and

                         307,017 shares of Common Stock issuable upon
                         conversion of the Note Warrants (1)
                 ---------------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER

                         0
                 ---------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         568,647 shares of Common Stock;

                         2,281,914 shares of Common Stock issuable upon exercise of the Amended and Restated Warrants; and

                         10,526,316 shares of Common Stock issuable upon conversion of the Series D-1 Preferred Stock;

                         877,194 shares of Common Stock issuable upon conversion of the Convertible Notes; and

                         307,017 shares of Common Stock issuable upon
                         conversion of the Note Warrants (1)
-------------------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                         568,647 shares of Common Stock;

                         2,281,914 shares of Common Stock issuable upon exercise of the Amended and Restated Warrants; and

                         10,526,316 shares of Common Stock issuable upon conversion of the Series D-1 Preferred Stock;

                         877,194 shares of Common Stock issuable upon conversion of the Convertible Notes; and

                         307,017 shares of Common Stock issuable upon
                         conversion of the Note Warrants (1)
--------------------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                [ ]
--------------------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           18.2% (see Item 5)(1)
--------------------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

-----------------------
(1) Does not include shares of Common Stock (including shares of Common Stock and shares of Common Stock issuable upon the conversion of preferred stock and exercise of warrants and options) held by parties to the Irrevocable Proxy Agreement other than the Reporting Persons, as discussed in Item 4 of the Amendment No. 1.

                                 SCHEDULE 13D/A

--------------------------------------------------------------------------------
CUSIP NO.      460588106                               PAGE 8 OF 14 PAGES
--------------------------------------------------------------------------------

     1     NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Timothy M. Buono
--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [x]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
     3     SEC USE ONLY

--------------------------------------------------------------------------------
     4     SOURCE OF FUNDS*

           AF
--------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]

--------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
--------------------------------------------------------------------------------
                  7      SOLE VOTING POWER

                         0
                 ---------------------------------------------------------------
 NUMBER OF        8      SHARED VOTING POWER
 SHARES
 BENEFICIALLY            568,647 shares of Common Stock;
 OWNED BY
 EACH                    2,281,914 shares of Common Stock issuable upon exercise
 REPORTING               of the Amended and Restated Warrants;
 PERSON WITH
                         10,526,316 shares of Common Stock issuable upon conversion of the Series D-1 Preferred Stock;

                         877,194 shares of Common Stock issuable upon conversion of the Convertible Notes; and

                         307,017 shares of Common Stock issuable upon
                         conversion of the Note Warrants (1)
                 ---------------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER

                         0
                 ---------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         568,647 shares of Common Stock;

                         2,281,914 shares of Common Stock issuable upon exercise of the Amended and Restated Warrants; and

                         10,526,316 shares of Common Stock issuable upon conversion of the Series D-1 Preferred Stock;

                         877,194 shares of Common Stock issuable upon conversion of the Convertible Notes; and

                         307,017 shares of Common Stock issuable upon
                         conversion of the Note Warrants (1)
-------------------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                         568,647 shares of Common Stock;

                         2,281,914 shares of Common Stock issuable upon exercise of the Amended and Restated Warrants; and

                         10,526,316 shares of Common Stock issuable upon conversion of the Series D-1 Preferred Stock;

                         877,194 shares of Common Stock issuable upon conversion of the Convertible Notes; and

                         307,017 shares of Common Stock issuable upon
                         conversion of the Note Warrants (1)
--------------------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                [ ]
--------------------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           18.2% (see Item 5)(1)
--------------------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

-----------------------

(1) Does not include shares of Common Stock (including shares of Common Stock and shares of Common Stock issuable upon the conversion of preferred stock and exercise of warrants and options) held by parties to the Irrevocable Proxy Agreement other than the Reporting Persons, as discussed in Item 4 of the Amendment No. 1.

                                 SCHEDULE 13D/A

The Schedule 13D filed on June 6, 2006 (the "SCHEDULE 13D") by Tullis-Dickerson Capital Focus III, L.P. ("CAPITAL FOCUS III"), Tullis-Dickerson Partners III, L.L.C. ("PARTNERS III"), Joan P. Neuscheler ("NEUSCHELER"), James L. L. Tullis ("TULLIS"), Thomas P. Dickerson ("DICKERSON"), Lyle A. Hohnke ("HOHNKE") and Timothy M. Buono ("BUONO" and together with Capital Focus III, Partners III, Neuscheler, Tullis, Dickerson and Hohnke, the "REPORTING PERSONS") relating to the common stock, par value $0.01 per share (the "COMMON STOCK"), of Interpharm Holdings, Inc. (the "ISSUER"), as amended by Amendment No. 1 to the Schedule 13D filed on November 16, 2007 (the "AMENDMENT NO. 1"), is hereby amended as set forth in this Amendment No. 2.

ITEM 4. PURPOSE OF TRANSACTION.

ITEM 4 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING:

On February 28, 2008, the Exchange Event (as defined in the Amendment No. 1) was consummated.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY.

ITEM 5 (A) AND (B) OF THE SCHEDULE 13D ARE HEREBY AMENDED AND RESTATED AS follows:

(a) As of the date of this Amendment No. 2, the Reporting Persons may be deemed to beneficially own 14,561,088 shares of Common Stock including (i) 2,281,914 shares of Common Stock issuable to Capital Focus III upon exercise of the Amended and Restated Warrants (as defined in the Amendment No. 1); (ii) 10,526,316 shares of Common Stock issuable to Capital Focus III upon conversion of the Series D-1 Preferred Stock (as defined in the Amendment No. 1); (iii) 877,194 shares of Common Stock issuable to Capital Focus III upon conversion of the Convertible Notes (as defined in the Amendment No. 1); (iv) 307,017 shares of Common Stock issuable to Capital Focus III upon conversion of the Note Warrants (as defined in the Amendment No. 1); and (v) 568,647 shares of Common Stock currently owned by Capital Focus III. The 14,561,088 shares of Common Stock that the Reporting Persons may be deemed to beneficially own represent 18.2% of the Common Stock. The percentages used in this Amendment No. 2 are calculated based upon 66,190,053 shares of Common Stock reported to be outstanding by the Issuer in its Schedule 14C filed with the Securities and Exchage Commission on January 16, 2008. Partners III is the sole general partner of Capital Focus III. Neuscheler, Tullis, Dickerson, Hohnke and Buono share voting and/or dispositive power over all shares of Common Stock held by Capital Focus III. The Reporting Persons disclaim beneficial ownership of the shares of Common Stock beneficially owned except to the extent of their pecuniary interests therein. As discussed in Item 4, the Reporting Persons may be deemed to be a group within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, however, the Reporting Persons disclaim the creation of a group with the parties to the Irrevocable Proxy Agreement (as defined in the Amendment No. 1).

(b) Partners III is the sole general partner of Capital Focus III. Neuscheler, Tullis, Dickerson, Hohnke and Buono share voting and/or dispositive power over all shares. These individuals disclaim beneficial ownership of the shares of Common Stock beneficially owned by the above entities except to the extent of their pecuniary interests therein. The Reporting Persons disclaim their ability to direct the voting of Issuer shares, other than those held directly by the Reporting Persons, as a result of the Irrevocable Proxy Agreement as discussed in Item 4.

(c) During the last sixty days there were no transactions in the Common Stock effected. The Reporting Persons disclaim their ability to direct the voting of the Common Stock as a result of the Irrevocable Proxy Agreement as discussed in
Item 4.

(d) The partners or members of Capital Focus III and Partners III have the right to participate indirectly in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock in accordance with their respective ownership interests in their respective entities.

(e) Not applicable.

                                   SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


February 29, 2008           TULLIS-DICKERSON CAPITAL  FOCUS III, L.P.

                            BY:    TULLIS-DICKERSON PARTNERS III, L.L.C.,
                            ITS:   GENERAL PARTNER

                            By:    /s/ Joan P. Neuscheler
                                   ----------------------------------------
                                   JOAN P. NEUSCHELER
                                   Principal

February 29, 2008                  TULLIS-DICKERSON PARTNERS III, L.L.C.

                            By:    /s/ Joan P. Neuscheler
                                   ----------------------------------------
                                   JOAN P. NEUSCHELER
                                   Principal


February 29, 2008                  /s/ Joan P. Neuscheler
                                   ----------------------------------------
                                   JOAN P. NEUSCHELER

February 29, 2008                  /s/ James L.l. Tullis
                                   ----------------------------------------
                                   JAMES L.L. TULLIS

February 29, 2008                  /s/ Thomas P. Dickerson
                                   ----------------------------------------
                                   THOMAS P. DICKERSON

February 29, 2008                  /s/ Lyle A. Hohnke
                                   ----------------------------------------
                                   LYLE A. HOHNKE

February 29, 2008                  /s/ Timothy M. Buono
                                   ----------------------------------------
                                   TIMOTHY M. BUONO